DIRECT DIAL: 212.451.2289
EMAIL: AFINERMAN@OLSHANLAW.COM

March 16, 2012

VIA EDGAR

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pharmacyclics, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed September 13, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed February 9, 2012
File No. 00-26658

Dear Mr. Rosenberg:

On behalf of our client, Pharmacyclics, Inc. (the “Company”), I acknowledge receipt of the letter of comment, dated March 6, 2012, from the Division of Corporation Finance (the “Comment Letter”) with regard to the above-captioned matters.  I hereby advise you that the Company is in the process of preparing its response to the Comment Letter.  Pursuant to my conversation with Dana Hertz on March 15, 2012, I expressed that the Company will require additional time to complete its response.  I requested that the Company be able to respond on or prior to April 6, 2012.  Ms. Hertz acknowledged that the request was reasonable and advised me to submit this letter memorializing our conversation.

If you have any questions, please feel free to contact me at (212) 451-2289 or my colleague, Jonathan Deblinger at (212) 451-2392.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Mr. Rainer M. Erdmann
Vice President, Finance & Administration
Pharmacyclics, Inc.